July 1, 2021

VIA EDGAR AND E-MAIL

Ms. Elisabeth Bentzinger

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to U.S. Securities and Exchange Commission Staff Comments on Post-Effective Amendment No. 153 to the Registration Statement on Form N-1A of EQ Advisors Trust (File No. 811-07953)

Dear Ms. Bentzinger:

On behalf of EQ Advisors Trust (the “Trust”), set forth below are comments that you provided on June 4, 2021, concerning Post-Effective Amendment No. 153 to the Trust’s Registration Statement on Form N-1A (the “Post-Effective Amendment”). The Post-Effective Amendment was filed with the U.S. Securities and Exchange Commission on April 23, 2021, pursuant to the Securities Act of 1933, as amended, and Rule 485(a) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and the regulations thereunder. Your comments are set forth in italics and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

1.	Summary Prospectus

a.

Comment: The summary refers to the “Bloomberg Barclays U.S. Long Government/Credit Bond Index” and the “Bloomberg Barclays US Aggregate Bond Index.” Please confirm the official name of each index and consider revising the name of the indexes to refer to the official name.

Response: The Trust confirms that the index names used in the summary prospectus are the names in common usage, including by Bloomberg, in other funds’ prospectuses, and on industry and general reference websites. Accordingly, the Trust has not modified the index names in the prospectus. Please note that the indexes are also referenced on the Bloomberg website as “Bloomberg Barclays US Long Gov/Credit Float Adjusted TR Index Unhedged USD” and “Bloomberg Barclays US Agg Total Return Value Unhedged USD” respectively, but these names are not in common usage.

b.	Comment: Please include the completed fee table and expense example for the Portfolio as part of your response.

K&L GATES LLP

1601 K STREET NW WASHINGTON DC 20006

T +1 202 778 9000 F +1 202 778 9100 klgates.com

U.S. Securities and Exchange Commission

July 1, 2021

Response: The completed fee table and expense example for Class IB and K shares of the Portfolio are attached to this letter as Appendix A. Please note that the Portfolio will not issue Class IA shares, and the Trust will revise the Portfolio’s prospectus and statement of additional information to remove references to Class IA shares.

c.

Comment: The Portfolio’s 80% investment policy includes investments in derivatives. Please disclose with more specificity the types of derivatives in which the Portfolio will invest and include corresponding risk disclosure about the types of derivatives used.

Response: The Trust has revised the “Principal Investment Strategies of the Portfolio” to add the following:

The Portfolio may invest in U.S. interest rate futures contracts, a type of derivative, to manage portfolio duration and to hedge against changes in interest rates.

In addition, the Trust has revised the Item 4 disclosure to include a description of “Derivatives Risk.”

d.

Comment: The second paragraph under “Principal Investment Strategies of the Portfolio” states that the Portfolio’s sub-adviser will employ a “stratified sample approach.” Please clarify what this means.

Response: The Trust has clarified the “Principal Investment Strategies of the Portfolio” as follows:

The Portfolio uses a strategy that is commonly referred to as an index strategy. In seeking to achieve the Portfolio’s investment objective, the Sub-Adviser generally will employ a stratified ~~sample~~ sampling approach to build a portfolio whose broad characteristics match those of the Long Government/Credit Index, which means that the Portfolio is not required to purchase all of the securities represented in the Index. ~~This strategy is commonly referred to as an indexing strategy.~~ A stratified sampling approach seeks to match the return and characteristics of a particular index without having to purchase every security in that index by selecting a representative sample of securities for the Portfolio based on the characteristics of the index and the particular securities included therein. With respect to the Long Government/Credit Index, such characteristics may include interest rate sensitivity, credit quality and sector diversification.

e.

Comment: The second paragraph under “Principal Investment Strategies of the Portfolio” states that “The Long Government/Credit Index is a broad-based flagship benchmark that measures the non-securitized component of the Bloomberg Barclays US Aggregate Bond Index with 10 or more years to maturity.” Please clarify the meaning of “non-securitized component.”

Response: The “non-securitized component” of the Bloomberg Barclays US Aggregate Bond Index excludes mortgage-backed securities, asset-backed securities and commercial mortgage-backed securities, and includes treasuries, government-related, and corporate securities. The Trust has revised the referenced disclosure as follows:

The Long Government/Credit Index ~~is a broad-based flagship benchmark that measures the non-securitized component of the Bloomberg Barclays US Aggregate Bond Index~~ includes investment grade, U.S. dollar-denominated, fixed-rate treasuries, government-related and corporate securities with 10 or more years to maturity. The Index ~~includes investment grade, U.S. dollar-denominated, fixed-rate treasuries, government-related and corporate securities.~~ components are a subset of issues in the Bloomberg Barclays US Aggregate Bond Index.

U.S. Securities and Exchange Commission

July 1, 2021

f.	Comment: Please make clear in the summary prospectus that this fund is an index fund.

Response: The “Principal Investment Strategies of the Portfolio” section of the prospectus in the Post-Effective Amendment states that the Sub-Adviser will employ an index strategy. Nevertheless, the Trust will clarify the disclosure as follows:

The Portfolio uses a strategy that is commonly referred to as an index strategy. In seeking to achieve the Portfolio’s investment objective, the Sub-Adviser generally will employ a stratified ~~sample~~ sampling approach to build a portfolio whose broad characteristics match those of the Long Government/Credit Index, which means that the Portfolio is not required to purchase all of the securities represented in the Index. ~~This strategy is commonly referred to as an indexing strategy.~~

g.

Comment: Because the term “long-term” is in the Portfolio’s name, please make clear that the Portfolio will have a dollar-weighted average maturity, as opposed to an effective maturity, of more than 10 years. Please refer to Question 11 of Frequently Asked Questions about Rule 35d-1 and note 45 of Investment Company Release No. 24828, the adopting release for Rule 35d-1.

Response: The Trust has revised the “Principal Investment Strategies of the Portfolio” to include the following statement: “The Portfolio will normally maintain a dollar-weighted average maturity of more than ten years, which is consistent with that of the Index.”

h.

Comment: The principal strategy disclosure for the Portfolio provides, “The Portfolio will concentrate its investments (i.e., invest 25% or more of its total assets) in securities of issuers in a particular industry or group of industries to approximately the same extent that the Long Government/Credit Index is concentrated.” Please disclose whether the Index is currently concentrated. If it is, please disclose the specific industry or group of industries in which it concentrates, and add corresponding risk disclosure.

Response: The Trust will revise the principal strategy disclosure to state as follows: “The Portfolio will concentrate its investments (i.e., invest 25% or more of its total assets) in securities of issuers in a particular industry or group of industries to approximately the same extent that the Long Government/Credit Index is concentrated. As of the date of this Prospectus, the Index is not concentrated in any industry.” The Trust notes that the Index currently has a greater than 25% allocation to U.S. treasuries; however, as noted in the Statement of Additional Information, securities issued or guaranteed by the U.S. government are not considered to be part of an industry.

i.	Comment: Please disclose any criteria as to duration that the Portfolio or Index might use with respect to investments in fixed income securities.

Response: As stated in the Portfolio’s prospectus summary, securities eligible for the Long Government/Credit Index must have a maturity of 10 years or greater. Please also see the response to g. above. The Trust will revise the principal strategy disclosure to state as follows: “The Portfolio will normally maintain an average duration consistent with that of the Index.”

j.

Comment: Please include more information about the Index itself: (1) how the Index components are included or excluded, (2) how and when the components are rebalanced and reconstituted, (3) the number or range of the Index components, and (4) how the components are weighted.

U.S. Securities and Exchange Commission

July 1, 2021

Response: The eligibility criteria for securities included in the Index are currently described in the summary prospectus (i.e., investment grade, U.S. dollar-denominated, fixed-rate treasuries, government-related and corporate securities). The Trust will revise the summary prospectus to disclose that (1) the Index is rebalanced monthly; (2) the Index currently includes more than 2,900 bonds; and (3) Index components are weighted based on market value, taking into account the component security’s price, accrued interest and par amount outstanding.

k.	Comment: In the “Interest Rate Risk” disclosure, please discuss historically low current interest rates and the impact on the Portfolio’s risk profile.

Response: The Trust notes that the “Interest Rate Risk” disclosure in the Portfolio’s summary prospectus currently states: “Very low or negative interest rates may magnify interest rate risk. A significant or rapid rise in interest rates also could result in losses to the Portfolio.” Accordingly, the risks of a low interest rate environment currently are disclosed. Further, the additional discussion in the corresponding risk factor in the statutory prospectus provides that “[i]nterest rates in the United States currently are at or near historic lows due to market forces and actions of the U.S. Federal Reserve” and that “[c]hanging interest rates, including rates that fall below zero, may have unpredictable effects on markets, may result in heightened market volatility and may detract from Portfolio performance.” The Trust believes that the risk disclosure is adequate and respectfully submits that no revisions are necessary.

l.

Comment: Please supplementally identify the broad based securities index that the Portfolio will utilize. Please note that the Portfolio’s Index is not an appropriate broad based securities index as there isn’t a meaningful basis of comparison between the Portfolio’s performance and the Index performance. The Index performance may be shown second to the performance of a broad-based securities index.

Response: The Trust believes that the Portfolio’s Index constitutes a “broad-based securities market index” as defined in Item 27(b), Instruction 5, of Form N-1A. According to the relevant instruction in Form N-1A, a “broad-based securities marked index is one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” Bloomberg Barclays Indices, the index provider for the Index, is not affiliated with the Trust, the Adviser, or the Trust’s principal underwriter. Based on available SEC guidance discussed below regarding the meaning of “broad-based,” the Trust believes the Index is consistent with the applicable requirements of Form N-1A.

The SEC has stated that “[a] broad-based index is one that provides investors with a performance indicator of the overall applicable stock or bond markets, as appropriate,” adding that “[an] index would not be considered to be broad-based if it is composed of securities of firms in a particular industry or group of related industries.”1 Further, Form N-1A “gives a fund considerable flexibility in selecting a broad-based index that it believes best reflects the market(s) in which it invests.”2 The SEC has also stated that the “purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative to the market.”3

The Portfolio’s Index tracks the market for investment grade, US dollar-denominated, fixed-rate treasuries, government-related and corporate securities. Further, the Index is not concentrated in

[1]	Final Rule: Disclosure of Mutual Fund Performance and Portfolio Managers, SEC Release No. IC-19382 (Apr. 6, 1993) (“1993 Release”) at note 21 and accompanying text.
[2]	1993 Release, supra note 1, at Section I.C.3.
[3]	New Form N-1A Adopting Release, SEC Rel. No. 23064 (Feb. 10, 1998).

U.S. Securities and Exchange Commission

July 1, 2021

any particular industry or group of industries, and indeed is broadly diversified, consisting of over 2,900 bond issues ranging across government and corporate markets. The Portfolio is a passively managed fund designed to track the Index, and therefore, investors would find it particularly relevant to know how the Portfolio’s performance compares to the index that it seeks to track. This approach is also in line with other bond funds that follow an index strategy to track a sub-set of the broadest measure of the bond market.4 Based on the aforementioned information and guidance, the Trust believes that the Index is “broad-based” and best reflects the market in which the Portfolio invests.

2.	Statutory Prospectus

a.

Comment: In the Item 9 disclosure, under “80% Policy” on page 9, the third sentence provides that “[t]o the extent the Portfolio invests in securities of other investment companies or investment vehicles (such as exchange-traded funds), it takes into consideration the investment policies of such investment companies and investment vehicles at the time of investment in determining compliance with its 80% policy.” The staff’s position is that the fund should look to the investments of all the underlying funds, rather than those that have a policy to concentrate.

Response: The Trust is not aware of any specific requirement under the federal securities laws or a formal SEC position requiring an investment company to “look through” to the securities held by an underlying fund when determining the investment company’s compliance with Rule 35d-1 under the 1940 Act. The Trust notes, however, that because it will limit its investments in other investment companies to those investment companies that have adopted similar investment strategies and restrictions, investments in such investment companies generally will not cause the Portfolio to violate its own 80% policy. The Trust respectfully submits that no revisions are required.

b.

Comment: The last sentence under “80% Policy” in the Item 9 disclosure states that “in appropriate circumstances, synthetic investments may count toward the 80% minimum if they have economic characteristics similar to the other investments included in the 80% policy.” Please disclose that those derivatives will be valued on a marked to market basis, rather than notional, for purposes of complying with the 80% policy.

Response: The Trust confirms that it currently values any derivatives at mark to market value for purposes of determining compliance with the Portfolio’s 80% investment policy pursuant to Rule 35d-1. The Trust notes, however, that the SEC has not provided definitive guidance as to how to calculate the asset value of derivatives for purposes of measuring compliance with a fund’s 80% investment policy adopted pursuant to Rule 35d-1. The Trust believes that the use of notional value rather than mark to market value may be an acceptable way to value certain derivatives where a fund’s investment exposure to the underlying asset is equal to the notional value of the derivative. The Trust respectfully declines to add disclosure stating that derivatives are valued on a mark to market basis rather than notional value for purposes of calculating compliance with the Portfolio’s 80% investment policy.

c.

Comment: The first sentence under “Additional Information About the Investment Strategies” states: “The following provides additional information regarding the principal investment strategies of the Portfolio as discussed in “Investments, Risks, and Performance — Principal Investment Strategies of the Portfolio” and provides information regarding additional investment strategies that the Portfolio may employ.” Please move non-principal strategies to the SAI or clearly disclose which strategies are principal and which are not.

[4]

For example, the sole benchmark for the State Street U.S. Short-Term Government/ Credit Bond Index Fund is the Barclays U.S. 1-3 Year Government/Credit Bond Index. Likewise, the sole benchmark for the iShares Core 10+ Year USD Bond ETF is the index it tracks, the Bloomberg Barclays U.S. Universal 10+ Year Index.

U.S. Securities and Exchange Commission

July 1, 2021

Form N-1A requires that the Item 4 disclosure should be based on Item 9 disclosure. The approach here does not appear to match the Item 4 disclosure in the summary. Please revise the Item 9 disclosure so that what the Portfolio discloses in Item 4 is actually a summary of the Item 9 disclosure.

Response: The Trust notes that, as required by Item 4 of Form N-1A, the summary prospectus for each Portfolio describes the Portfolio’s principal investment strategies. Additional information associated with the Portfolios’ principal strategies is described within the statutory prospectus. The “More Information about Investment Strategies & Risks” section of the statutory prospectus affirms that the Portfolio’s principal strategies are discussed in the summary prospectus. General Instruction C.(3)(a) of Form N-1A provides that “[i]nformation that is included in Items 2 through 8 need not be repeated elsewhere in the prospectus.” The Trust submits that the information disclosed in response to Item 4 need not be identified again as a principal strategy or a principal risk in response to Item 9(b). In addition, The Trust submits that the Item 4 disclosure included in the summary prospectus is a summary of the Portfolio’s principal strategies and risks based on the Item 9 disclosure; however, the Item 4 disclosure is not required to include or repeat all of the disclosure that is included in response to Item 9.

d.

Comment: In the “Additional Information About the Investment Strategies – Portfolio Turnover” section, in response to Instruction 7 to Item 9, please explain the tax consequence to shareholders of increased portfolio turnover and how that may affect the Portfolio’s performance.

Response: The Trust has revised the Item 9 disclosure to state the following:

Portfolio Turnover. The Portfolio does not restrict the frequency of trading to limit expenses. While the Portfolio is not expected to have high portfolio turnover, the Portfolio may engage in active and frequent trading of portfolio securities to achieve its investment objective. Frequent trading can result in a portfolio turnover in excess of 100% (high portfolio turnover). A high turnover may result in a greater amount of capital gain distributions to Portfolio shareholders than if the Portfolio had low portfolio turnover, and may generate a greater amount of capital gain distributions to Portfolio shareholders than if the Portfolio had low portfolio turnover.

e.	Comment: On page 15 there is a section titled “General investment risks.” Please state that these are non-principal risks or move them to the SAI.

Response: The Trust notes that, as required by Item 4 of Form N-1A, the Portfolios’ principal risks are identified in the summary prospectus. The “More Information on Investment Strategies & Risks” section of the statutory prospectus affirms that the Portfolio’s principal risks are discussed in the summary prospectus. In addition, this section includes a separate sub-section for principal investment risks, which provides additional information about the Portfolio’s principal risks identified in the summary prospectus, and separate subsections for “Additional Information about Risks,” which provides additional information that may be associated with the Portfolios’ principal risks but that may not be principal to a Portfolio’s investment strategies, and “General Investment Risks.” The Trust believes this approach is permissible under General Instruction C of Form N-1A, which provides that “[a] Fund may include, except in response to Items 2 through 8, information in the prospectus or the SAI that is not otherwise required” so long as the information does not impede understanding of the information that is required to be included.

U.S. Securities and Exchange Commission

July 1, 2021

3.	Statement of Additional Information and Part C

a.

Comment: (Fundamental Restrictions (Concentration)) - With respect to fundamental restriction (4), please revise the restriction to state that the Portfolio will concentrate to the extent the Index is concentrated. In the explanatory note to the fundamental restriction on concentration, if the Index is currently concentrated, please disclose the industry or industry group in which it is concentrated.

Response: The Trust believes that the statement in fundamental restriction (4) complies with Item 16 of Form N-1A, and therefore the Trust declines to revise the fundamental restriction. The Trust notes that per Item 16(c)(1)(iv) of Form N-1A, the Portfolio is required to disclose its policy with respect to concentrating investments in a particular industry or group of industries. Fundamental restriction (4) provides that the Portfolio will not concentrate its investments in a particular industry or group of industries. As noted in response to comment 1.h. above, the Index is not concentrated.

b.

Comment: The end of the explanatory note to the fundamental restriction on concentration states: “The Portfolio may invest in securities of other investment companies or investment vehicles that may concentrate their assets in one or more industries. The Portfolio may consider the concentration of such investment companies and investment vehicles in determining compliance with the fundamental restriction.” The staff’s position is that the Portfolio should be looking through to any underlying fund investments, not just those underlying funds that concentrate.

Response: The Trust is not aware of any SEC requirement to “look through” to the securities held by an underlying fund when monitoring a Portfolio’s industry concentration limit. The Trust respectfully submits that no further revisions are required.

c.	Comment: Part C - Please include the Bloomberg Barclays license agreement to which the fund is a party as it is considered an “other material contract” pursuant to Item 28(h) of the form.

Response: The Trust respectfully notes that it does not believe that the licensing agreement between the Adviser and index provider (to which the Trust is not a party) falls within the meaning of “other material contracts” set forth in Form N-1A, Item 28(h). Accordingly, the Trust has not included the licensing agreement as an exhibit to the Trust’s Registration Statement.

*        *        *         *        *

If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351.

Sincerely,

Mark C. Amorosi

cc:	William MacGregor, Esq.

Maureen Kane, Esq.

Kiesha T. Astwood-Smith, Esq.

Victoria Zozulya, Esq.

Equitable Investment Management Group, LLC

Fatima Sulaiman, Esq.

K&L Gates LLP

APPENDIX A

COMPLETED FEE TABLE AND EXPENSE EXAMPLE

EQ/Long-Term Bond Portfolio

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

EQ/Long-Term Bond Portfolio	Class IB Shares	Class K Shares
Management Fee	0.35%	0.35%

Distribution and/or Service Fees (12b-1 fees)	0.25%	0.00%

Other Expenses*	0.63%	0.63%

Total Annual Portfolio Operating Expenses	1.23%	0.98%

Fee Waiver and/or Expense Reimbursement†	–0.58%	–0.58%

Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.65%	0.40%

*	Based on estimated amounts for the current fiscal year.
†

Pursuant to a contract, Equitable Investment Management Group, LLC (the “Adviser”) has agreed to make payments or waive its management, administrative and other fees to limit the expenses of the Portfolio through April 30, 2023 (unless the Board of Trustees consents to an earlier revision or termination of this arrangement) (“Expense Limitation Arrangement”) so that the annual operating expenses of the Portfolio (exclusive of taxes, interest, brokerage commissions, capitalized expenses, acquired fund fees and expenses, dividend and interest expenses on securities sold short, and extraordinary expenses not incurred in the ordinary course of the Portfolio’s business) do not exceed an annual rate of average daily net assets of 0.65% for Class IB shares and 0.40% for Class K shares of the Portfolio. The Expense Limitation Arrangement may be terminated by the Adviser at any time after April 30, 2023. The Adviser may be reimbursed the amount of any such payments or waivers in the future, provided that the payments or waivers are reimbursed within three years of the payments or waivers being recorded and the Portfolio’s expense ratio, after the reimbursement is taken into account, does not exceed the Portfolio’s expense cap at the time of the waiver or the Portfolio’s expense cap at the time of the reimbursement, whichever is lower.

	1 Year	3 Years
Class IB Shares	$66	$333

Class K Shares	$41	$254